ATLAS RESOURCES, LLC
March 21, 2007
FACSIMILE
(202) 942-9627
Mr. H. Roger Schwall
United States Securities and
    Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE:	Atlas Resources Public #16-2007 Program
SEC File No. 333-138068

Dear Mr. Schwall:
     This letter is pursuant to your comment letter dated March 9, 2007, for the above-referenced filing. Atlas Resources, LLC (the “Company”) acknowledges that:
•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please contact Wallace W. Kunzman, Jr. or Gerald A. Bollinger if you have any questions or comments.

Very truly yours, ATLAS RESOURCES, LLC
/s/ Frank P. Carolas
Frank P. Carolas, Executive Vice
President — Land and Geology

cc:	Ms. Carmen Moncada-Terry
311 Rouser Road, PO Box 611, Moon Township, PA 15108 · tel: 412 262-2830 · fax: 412 262-7430